October 2, 2018

Via Edgar
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	FTD Companies, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed April 2, 2018 Form 10-Q for the Quarterly Period Ended June 30, 2018 Filed August 9, 2018 File No. 001-35901

Dear Ms. Thompson:

FTD Companies, Inc. (the “Company”) is in receipt of your comment letter dated September 27, 2018 related to our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (the “Comment Letter”).

The Company respectfully requests an extension of an additional ten business days to respond to the Comment Letter. The Company confirms that it will respond to the Comment Letter on or before October 26, 2018.

Thank you for your consideration. Please contact me at (630) 724-6237 if you have any questions.

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Steven D. Barnhart
Steven D. Barnhart, Executive Vice President and Chief Financial Officer

cc:   Robert Babula, Staff Accountant (Securities and Exchange Commission)
Elizabeth Sellars, Staff Accountant (Securities and Exchange Commission)
Scott D. Levin, Interim President and Chief Executive Officer, and General Counsel